 Exhibit 99.1

CENTOGENE to Present at Upcoming Investor & Partnering Conferences in September

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, September 1, 2022 (GLOBE NEWSWIRE)

Centogene N.V. (Nasdaq: CNTG), the commercial-stage essential biodata life science partner for rare and neurodegenerative diseases, today announced its investment and partnering conference schedule for September 2022. Company management will present at the H.C. Wainwright 24th Annual Global Investment Conference in New York and the 9th Annual HealthTech Investment Forum (HTIF) as part of Sachs Autumn Life Sciences Week in Basel. CENTOGENE invites investors and partners to attend the presentations and schedule one-on-one meetings.

Please see additional details below:

H.C. Wainwright 24th Annual Global Investment Conference

Presentation:	September 12, 2022, at 9:30 a.m. EDT (3:30 p.m. CEST)
Location:	Lotte New York Palace Hotel, New York City / Virtual
Speaker:	Kim Stratton – CEO of Centogene N.V.
Format:	Company Presentation & one-on-one meetings
Webcast:	https://journey.ct.events/view/5ab7d864-0de2-4370-a47f-7b5436705b5a

*A replay will be available for 90 days following the presentation.

Please contact your representative at H.C. Wainwright to schedule a virtual one-on-one meeting with CENTOGENE during the conference. For information about the H.C. Wainwright Global Investment Conference, please refer to the events website (https://hcwevents.com/annualconference/).

9th Annual HealthTech Investment Forum

Date:	September 20, 2022
Location:	Mövenpick Hotel Basel, Switzerland
Speaker:	Kim Stratton – CEO of Centogene N.V.
Format:	Company Presentation, panel discussion, & one-on-one meetings

For information about the 9th Annual HealthTech Investment Forum, please refer to the events website (https://www.sachsforum.com/9htif-about.html). CENTOGENE’s Business Development team can be contacted directly at BD@centogene.com to set meetings.

About CENTOGENE

CENTOGENE (Nasdaq: CNTG) is transforming real-world clinical, genetic, and multiomic data to enable better health outcomes for patients with rare and neurodegenerative diseases. For over 15 years, CENTOGENE has been providing diagnostic insights to patients with genetic diseases through our network of nearly 30,000 active physicians. CENTOGENE now believes its Biodatabank is the world’s largest real-world data repository of corresponding patients from more than 120 countries. Simplified logistics solutions, including CentoCard® for sending biosamples, and our ISO, CAP, & CLIA certified state-of-the-art multiomic reference labs offer patients rapid and reliable diagnoses to support the identification and personalization of their treatments. Ultimately, offering the best treatment for patients involves developing new or better therapies. We are de-risking orphan drug discovery and development by partnering with more than 30 biopharma in target & drug screening, clinical development, market access and expansion. CENTOGENE engages in biodata partnerships with our Biodata Licenses and Insight Reports.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Ben Legg

Corporate Communications

Press@centogene.com

Stern IR
Suzanne Messere
+1 (212) 698-8801
suzanne.messere@sternir.com